UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934


                        For the date of 31 August, 2006

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



For Immediate Release                               31 August, 2006


               ALLIED IRISH BANKS, P.L.C. SELLS STAKE IN AIB/BNY
                         SECURITIES SERVICES (IRELAND) LTD


Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) has today announced that it has entered into a definitive agreement with The Bank of New York Company, Inc (BNY) for the purchase by BNY of AIB's 50% stake in AIB/BNY Securities Services (Ireland) Ltd. (AIB/BNY). The transaction, which will require regulatory approval, is expected to be completed by the end of the third quarter of 2006. The profit and capital impacts will not be material for AIB.


AIB/BNY Securities Services (Ireland) Ltd was established in 1995 as a joint venture between AIB and BNY to provide a range of services for a number of fund structures domiciled in Ireland.


The JV, which currently has USD$210bn assets under administration, employs 600 staff between its Dublin and Cork offices. The net assets of the JV as at 31st October 2005 were USD$28.8m. Following the purchase of AIB's stake, all current AIB/BNY employees will join BNY and BNY will be the sole owner of the operation.


Commenting on today's announcement Mon O'Driscoll, Head of Investment Banking, AIB Capital Markets said:


"The agreement reached today is a natural and correct strategic decision for both AIB and BNY. Since its formation eleven years ago, AIB/BNY Securities Services (Ireland) Ltd. has grown to be one of Ireland's leading fund administration companies. AIB's knowledge and expertise of the local market was an excellent fit with BNY's global business model and the Joint Venture has enjoyed considerable success. Having reached significant scale it was natural for both parties to strategically review the partnership and decide how best to continue and develop the business. Continued success in the increasingly global custodial and funds administration business requires the focus and expertise of a company offering the scale and international presence of BNY. With its commitment to Ireland as a key part of its global funds administration platform and its long and impressive track record as a leading provider of securities service, BNY is ideally suited to take full control of the JV and ensure its further development and success".


-ENDS-


For further information please contact:

Alan Kelly                                        Catherine Burke
General Manager, Group Finance                    Head of Corporate Relations
AIB Group                                         AIB Group
Bankcentre                                        Bankcentre
Dublin 4                                          Dublin 4
Tel: +353-1-6600311 ext. 12162                    Tel: +353-1-6600311 ext. 13894


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  31 August, 2006                              By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.